UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Modern Alkeme, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> November 18, 2015

Physical address of issuer
9 Boumar Place, Elmwood Park, NJ 07407

Website of issuer
https://modernalkeme.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$800,000

Deadline to reach the target offering amount
September 21, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$67,180	$63,086
Cash & Cash Equivalents	$22,489	$4,618
Accounts Receivable	$6,673	$4,580
Short-term Debt	$114,292	$109,986
Long-term Debt	$375,000	$175,000
Revenues/Sales	$89,956	$62,207
Cost of Goods Sold	-$104,184	-$51,629
Taxes Paid	$0	$0
Net Income	-$200,212	-$190,043

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 26, 2018

Modern Alkeme, LLC



Up to $800,000 of Crowd Notes

Modern Alkeme, LLC ("Modern Alkeme", the "Company," "we," "us", or "our"), is offering up to $800,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 21, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by September 21, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $800,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 21, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at www.modernalkeme.com/investor

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/modern.alkeme

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Modern Alkeme, LLC is a Delaware Limited Liability Company, formed on November 18, 2015.

The Company is located at 9 Boumar Place, Elmwood Park, NJ 07407.

The Company's website is https://modernalkeme.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/modern.alkeme and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$800,000
Purchase price per Security	Determined in conjunction with a broker-dealer
Minimum investment amount per investor	$1,000
Offering deadline	September 21, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 12-13.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $422,112 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company forecasts project 1408% (or 15x) growth by 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has limited cash and is being self-funded by the founders. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has engaged in Related Party Transactions. Larry Praeger has loaned the company a total of $103,045 as of December 31, 2017. These loans have not been documented other than on the books, and the Company intends to pay Larry Praeger back in the future, but not from proceeds of this Crowd Note funding. Additionally, family members of one of the officers have convertible notes in the Company totaling $75,000 as of December 31, 2017.

The Company does not regularly hold Management Committee Meetings. Although the Company is not legally required to hold Management Committee Meetings to conduct operations, these meetings play a critical role in effective risk oversight. Management Meetings help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that Company will implement hold these meetings going forward.

The Company does not have an employment contract in place with any of its officers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any officer were to leave Modern Alkeme, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to

promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Larry Praeger. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 85.71% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Modern Alkeme is a green tea clearing-tonic beverage company launched by Larry Praeger of Dr. Praeger's Sensible Foods, Inc., reality TV star Jules Wainstein, and musician Chloe Flower.

Business Plan
The goal is to get this product initially into the best natural food and beverage channels (Whole Foods) on the East Coast then from build out a robust natural and non-natural distribution network (Kroger's, Shoprite), paired with a DTC subscription program.

The Company's Products and/or Services

Product / Service	Description	Current Market
Daily Detox Spicy Matcha beverage	The drink is meant to be used daily as part of a healthy lifestyle. The idea is to eat healthy and consume this drink to aid your body in going through the normal clearing process. The different ingredients contribute to the different aspects of the cleanse; get the body ready, gather the toxins, eliminate the toxins, and rehydrate.	Individuals with active, adventurous lifestyles who have a preference towards healthy food.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are well-educated 30 to 40-somethings in urban areas with a household income of ~$100K

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
5,182,626	MODERN ALKEME	April 11, 2017	April 11, 2017	USA

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.13% of the proceeds, or $24,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.66% of the proceeds, or $69,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Inventory	25%	25%	20%
SGA	20%	20%	25%
Marketing and Promotion	55%	55%	55%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Larry Prager	Co-Founder, Manager, and CEO (November 2015 - Present)	CEO Dr. Praeger's Foods (February 2000 - Present)
Greg Fleishman	Co-Founder, Manager, and CSO (November 2015 - Present)	Foodstirs (Co-Founder, President & COO) (January 2016 - Present) & Purely Righteous (Co-Founder & COO) (July 2013 - Present)
Jules Wainstein	Head of Brand and Manager (November 2015 - Present)	Actress (2016 - Present)
Chloe Flower	Head of Promotion and Manager (November 2015 - Present)	Musician (2011 - Present)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employees in New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	1,000,000	yes	n/a	94.33%	
Profits Interest	60,101	no		5.67%	
Convertible Note	$376,952 (interest as of 12/31/2017)	Yes upon conversion	all members are diluted upon conversion of the Notes	n/a	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Officer of Company	$107,043.56	0	n/a	n/a	n/a	n/a

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Lawrence Prager, Kazue Forrest, and Greg Fleishman

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Lawrence Prager	Common Units	40%
Kazue Forrest	Common Units	25.71%
Greg Fleishman	Common Units	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Established on November 18, 2015, Modern Alkeme, LLC ("the Company") is a Delaware limited liability company and its headquarters is based out of Elmwood Park, New Jersey. The Company makes and sells healthy drinks meant to be used daily as part of a healthy lifestyle. Modern Alkeme is a green tea clearing- tonic beverage company.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $22,489 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	6/30/2016	Regulation D, 506(b)	Convertible Note	376,952 interest as of 12/31/2017	Business Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related party transactions consist of loans to the Company from shareholders and two convertible notes from family members of one of the officers. As of December 31, 2017, and 2016, related party loans totaled $103,045 and $57,475, and related party convertible notes totaled $75,000 and $50,000, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lawrence Praeger
(Signature)

Lawrence Praeger
(Name)

CEO and Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lawrence Praeger
(Signature)

Lawrence Praeger
(Name)

CEO and Manager
(Title)

July 26, 2018
(Date)

/s/Greg Fleishman
(Signature)

Greg Fleishman
(Name)

CSO and Manager
(Title)

July 26, 2018
(Date)

/s/Chloe Loh
_____
(Signature)

Chloe Loh
_____
(Name)

Head of Promotion and Manager
_____
(Title)

July 26, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

MODERN ALKEME, LLC
A Delaware LLC

Financial Statements (unaudited) and
Independent Accountants' Review Report

For the years ended December 31, 2017 and 2016

MODERN ALKEME, LLC

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Modern Alkeme, LLC
9 Boumar Place
Elmwood Park, NJ 07407

We have reviewed the accompanying financial statements of Modern Alkeme, LLC ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, member's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Modern Alkeme, LLC relies heavily on outside sources to fund operations, has significant accumulated deficits, and lacks significant history of positive results of operations. Accordingly, substantial doubt is raised about Modern Alkeme, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 29, 2018

Modern Alkeme, LLC
Balance Sheets
As of December 31, 2017 and 2016
(unaudited)

ASSETS

	2017	2016
Current assets:		
Cash and cash equivalents	$ 22,489	$ 4,618
Accounts receivable	6,673	4,580
Other receivables	133	851
Prepaids	4,450	1,000
Inventory	27,023	45,625
Total current assets	60,768	56,674
Property & Equipment	6,412	6,412
Total assets	$ 67,180	$ 63,086

LIABILITIES AND MEMBER'S EQUITY

	2017	2016
Liabilities:		
Accounts payable and accrued expenses	$ 11,247	$ 52,511
Loans to Business	103,045	57,475
Total current liabilities	114,292	109,986
Convertible Notes	375,000	175,000
Total liabilities	489,292	284,986
Commitments and contingencies	-	-
Member's Equity:		
Member contributions	-	-
Accumulated deficit	(422,112)	(221,900)
Total members' equity	(422,112)	(221,900)
Total liabilities and member's equity	$ 67,180	$ 63,086

Modern Alkeme, LLC
Statements of Operations
For the years ended December 31, 2017 and 2016
(unaudited)

		2017		2016
Sales, net	$	89,956	$	62,207
Cost of sales		(104,184)		(51,629)
Gross margin		(14,228)		10,578
Expenses:				
General and administrative		13,794		22,293
Professional fees		92,892		64,019
Advertising expenses		26,385		29,301
Selling Expenses		22,958		45,056
Development Expense		29,955		39,961
Total operating expenses		185,984		200,630
Other Income				
Interest Income		-		9
Net income (loss)	$	(200,212)	$	(190,043)

Modern Alkeme, LLC
Statements of Member's Equity (Deficit)
For the years ended to December 31, 2017 and 2016
(unaudited)

	Contributions	Distributions	Accumulated Deficit	Total Member's Equity
Balance - December 31, 2015	$ -	$ -	$ (31,857)	$ (31,857)
Member Contributions				-
Member Distributions				-
Net Loss			(190,043)	(190,043)
Balance - December 31, 2016	-	-	**(221,900)**	**(221,900)**
Member Contributions				-
Member Distributions				-
Net Loss			(200,212)	(200,212)
Balance - December 31, 2017	$ -	$ -	$ **(422,112)**	$ **(422,112)**

4

Modern Alkeme, LLC

Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(unaudited)

		2017		2016
Cash flows from operating activities:				
Net loss	$	(200,212)	$	(190,043)
Change in assets and liabilities				
Accounts receivable		(1,375)		(5,431)
Inventory		18,602		(45,625)
Prepaids		(3,450)		(1,000)
Accounts payable and accrued expenses		(41,264)		44,967
Net cash used in operating activities		(227,699)		(197,132)
Cash flows from investing activities:				
Purchase of equipment		-		(6,412)
Net cash used in investing activities		-		(6,412)
Cash flows from financing activities:				
Shareholder Advances		45,570		31,233
Proceeds from convertible notes		200,000		175,000
Net cash provided by financing activities		245,570		206,233
Net increase in cash		17,871		2,689
Cash and cash equivalents at beginning of period		4,618		1,929
Cash and cash equivalents at end of period	$	22,489	$	4,618
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Established on November 18, 2015, Modern Alkeme, LLC ("the Company") is a Delaware limited liability company and its headquarters is based out of Elmwood Park, New Jersey. The Company makes and sells healthy drinks meant to be used daily as part of a healthy lifestyle. Modern Alkeme is a green tea clearing-tonic beverage company.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $26,385 and $29,301 in advertising costs, respectively. The Company also utilized the services of a branding specialist for the years ended December 31, 2017 and 2016. Costs associated with the specialist were $75,500 and $37,800, respectively and were included in professional fees.

Shipping & Handling

Fees related to shipping and handling costs of products are expensed as incurred. Shipping and handling costs recognized during the years ended December 31, 2017 and 2016, totaled $7,668 and $4,897, respectively.

Revenue Recognition

The Company recognizes revenue only when all the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue from sales of its beverage products through various online platforms and distributers. Sales revenue is recorded upon delivery to the customer/distributer. Returns of products are recorded upon the Company's receipt of returned goods.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 or 2016. Receivables for the years ended December 31, 2017 and 2016, were $6,806 and $5,431, respectively.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective ownership percentage. Therefore, no provision for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the State of New Jersey, as applicable, and all years are open for examination since inception.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits.

Cost of Goods Sold/Inventory

The Company purchases ingredients to make the Company's beverage products based on received purchase orders and estimated sales. Inventory consists of ingredients needed to produce the Company's beverages. The cost to acquire these products, store them, and production costs are expensed as cost of goods sold in the period the associated final goods are delivered to the customer/distributor. The Company uses the first in first out method for inventory tracking and as of December 31, 2017 or 2016, the Company had $27,023 and $45,625 in inventory, respectively. Inventory is recorded at the lower of cost or market.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $422,112 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PREPAIDS

The Company had prepaids relating to the following items:

	2017	2018
Deposit to Coupon Redemption Company	1,000	1,000
Deposit for Trade show expo (2018)	3,450	-
Total prepaids	4,450	1,000

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT (NET)

PP&E consists of one piece of equipment which the Company purchased in 2016, but it has not been placed in service as of December 31, 2017. Therefore, no depreciation has been recorded for the two years ending December 31, 2017 and 2016.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company has several convertible notes outstanding all maturing on January 25, 2019, with 6% annual interest. The notes can be converted at maturity or upon a qualified financing from the Company. As of December 31, 2017, and 2016 the company has $375,000 and $175,500 in convertible notes, respectively.

NOTE 6 – MEMBER'S EQUITY

The owners of the Company have not contributing any capital into the Company nor received any distributions, so as of December 31, 2016 and 2017, member contributions were zero.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related party transactions consist of loans to the Company from shareholders and two convertible notes from family members of one of the officers. As of December 31, 2017, and 2016, related party loans totaled $103,045 and $57,475, and related party convertible notes totaled $75,000 and $50,000, respectively.

See accountants' review report and accompanying notes to the financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 29, 2018, the day these financial statements were available to be issued. No material subsequent events noted.

EXHIBIT C
PDF of SI Website


MODERN ALKEME JAPANESE SUPERTONICS
MODERN ALKEME
CONFIDENTIALITY | AND PROPRIETARY INFORMAT
This presentation contains offering materials prepared solely by Modern Alkeme without the assistance of SI Securities, and not subject to FINRA R 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's curr views with respect to future events based information currently available ar are subject to risks and uncertainties that could cause the company's actua results to differ materially. Investors are cautioned not to place undue relia on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility the accuracy and completeness of forward-looking statements, and is unde no duty to update any such statements to conform them to actual results.

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The Everyday Detox for Everyday Life

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$1,000	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

Modern Alkeme is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Modern Alkeme without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Co-Founded by industry veterans Larry Praeger, CEO of Dr. Praeger's, and Greg Fleishman, President/Co-Founder of Purely Righteous Brands
- Co-Founders also include Bravo's Real Housewives of New York City Jules Wainstein and musical composer Chloe Flower
- Over $150,000 in sales (2016 - 2017), with products being sold in Whole Foods Markets throughout the Northeast
- Notable media includes a 5 minute segment on Bravo TV's Real Housewives of New York with 2.2M+ viewers
- Currently developing product expansion of 4 new additions to the Daily Detox Line

Fundraise Highlights

- Total Round Size: US $800,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Modern Alkeme exists to make you feel spicy and new, every single day. Its powerful clearing ingredients help free you of unwanted toxins so you feel wicked good in your own skin and have the confidence, spunk and spice needed to take on the world and all it has to offer.

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OUR MISSION.

We absorb toxins when we eat, when we drink, when we clean our house, even when we step outside. It's pretty darn hard to avoid all the toxins that come with modern day life. That's where Modern Alkeme comes in. When we're healthy, our bodies naturally work hard to rid our system of toxins. Modern Alkeme gives your body that little extra boost every day to help make sure your body is free, clean and clear of toxins.

Modern Alkeme is a product that is in demand and differentiated with nothing else like it on the market today.

Product & Service

Modern Alkeme can be the only ready-to-drink beverage to bring Japanese "food as medicine to the beverage scene. Our target demographic includes Urban Chic, Laptops & Lattes, and Savvy Suburbanites segments who are active, lead adventurous lifestyles and have a preference for finer things and healthy foods. Modern Alkeme is a modern-day remix of ancient Japanese elixirs that help achieve wellness from within. Featuring efficacious ancient and medicinal Asian ingredients, these beverages are function-forward with unforgettable flavors ranging from close-in to cutting edge. Each drink has a calorie cap of <35 and is sugar conscious with <9 grams. Look for us in the ready to drink beverage section!

13 OF THE EARTH'S MOST POTENT DETOXIFIERS INSIDE!

Matcha Green Tea: Matcha is an excellent oxygen carrier and the more oxygen you have flowing through your bloodstream, the easier it is for your liver to purge your body of poisons.

Ghost Pepper: Good circulation is key to detoxing. Spices stimulate circulation and neutralize acidity. Plus, the hotter the pepper, the more fat it burns. Lucky us, because ghost pepper is the hot, hot, hottest pepper there is. It's also what gives our drink it's distinct, spicy flavor!

Lemon: Lemon wakes your body up and jump-starts the digestive tract with enzymatic processes that help to breakdown food.

Wakame: This nutrient-rich saltwater seaweed protects against toxins from environmental and transportation pollution. It binds to heavy metals, like lead, and radioactive substances and works to remove them from your body.

Coconut Vinegar: Naturally fermented and made from the sap of coconut trees, coconut vinegar is trending as 'the new Apple Cider Vinegar'. It's got all the same benefits of ACV – prevents indigestion & aids in weight loss – but with fewer calories and a much more tolerable taste and smell. Plus it's antibacterial and antimicrobial properties help fight illness and infections.

Milk Thistle: Aka the 'IT' herb for liver detoxing. It regenerates liver cells, provides vital nutrients to the liver and helps it to expel toxins and waste, the perfect combination for healthy digestion.

Uva Ursi: This powerful herb specializes in cleaning your kidneys. It contains arbutin, a natural compound that passes through the kidneys, encouraging harmful organisms, mineral deposits, germs and toxins to pass out of the kidneys.

Sicklepod: Rich in fiber, naturally light laxative works to keep your colon clean and clear. It expels internal toxins that accumulate from processed foods & removes that yucky gunk that collects along your intestinal walls so everything continues to run smoothly, if you know what we mean.

Burdock: Described as the "blood purifier", Burdock Root has active ingredients believed to clear the bloodstream of heavy metals and toxins for improved whole body health. OR: Used in traditional medicine as a blood purifier for thousands of years, Burdock root lightens the load on the liver, which is tasked with constantly filtering and purifying blood. Burdock Root has active ingredients believed to clear the bloodstream of heavy metals, lessening the stress put on the liver and giving it a break so it has time to heal and reboot.

Dandelion: Loaded with calcium, potassium, zinc and Vitamins A through D as well as other natural, health-promoting compounds, this wild edible enhances the regenerative capabilities of the liver, nourishes bones and joints and stimulates urinary function to promote cleansing.

Red clover: This powerful wildflower helps break down toxins that reside in tissue and has the ability to carry waste right out of the bloodstream by stimulating sweat & pushing toxins out through the skin.

Wildflower Honey: Known as liquid gold, this powerfood directly enters the bloodstream to help regulate blood sugar levels while delivering a boost of energy.

Ginseng: A healthy, happy liver is key to detoxing & ginseng is your liver's BFF, making sure your liver has all the nutrients it needs to continue to function at its best.

Ginger: Ginger's got it going on. Not only is it packed with powerful protein-digesting enzymes that help stimulate the emptying of your stomach, but it also replaces toxins with nutrients your body needs so you can continue to operate at an optimal level. OR: Detoxing isn't just about ridding the body of toxins, it's also about replenishing the body with nutrients you need. Ginger does just that.

Reishi Mushroom: This fascinating fungus can both regulate and stimulate your immune system, depending on what your body needs. If you have an overactive immune system, like in autoimmune disease, the Reishi mushroom will help to take that response down, and if you have an under-active immune system, it will help boost you up. Whatever the case, it works to brings your body back into balance.

Coconut Water: Detoxing can dehydrate your body. Coconut water is rich with electrolytes & includes 15 times more potassium than any other sports drinks, keeping you hydrated and healthy.

WE KNOW WHAT'S IN IT IS GOOD, BUT WHAT DOES IT TASTE LIKE?

Wakame seaweed + red clover + matcha + ghost pepper + more?! We can see why you're curious what we taste like. Close your eyes and imagine a deliciously refreshing matcha green tea with a pop of ginger, a hint of spicy from the ghost pepper and natural sweetness from flowers & honey.

**Claims made about the ingredients' effects are based on management opinion and may not be non-scientific.*

Gallery









ANCIENT
JAPANESE DAILY
DETOXIFIER
MODERN
ALKEME
CLEARING
TONIC
Coconut Water • Lemon
Matcha • Ghost Pepper
Red Clover • Ginger
ORGANIC & NON-GMO
HIGHLY PERISHABLE • KEEP REFRIGERATED
8 FL OZ (236 mL)

Media Mentions

BEVNET

FOX31 DENVER

People

CNBC

Team Story

How Modern Alkeme Came to Be

Jules Wainstein has always been known to serve her friends some unconventional concoctions in the kitchen based on her Japanese background and love of cooking. As a young girl, her mother and grandmother would always give her different herbal drinks to promote healthy skin, luscious locks as well as an inner balance. Passing on the tradition and wanting to share these great herbal benefits with her friends, it was during one of her "tastings" that the Modern Alkeme Spicy Matcha drink was introduced to the wife of Larry Praeger.

Knowing that Larry has been in the natural food industry for many years and has a successful brand, Jules whipped up a batch for him to try and he was hooked. Together, they wanted to modernize this drink and make it a beverage that everyone can benefit from. Jules reached out to her longtime friend, Chloe Flower who is a classical pianist, about this idea and Chloe immediately wanted to be involved in this adventure. They had an idea and experience in the natural food channel and now they needed someone with experience to help them in the Beverage industry. Larry reached out to Greg Fleishman who he met years before while working on a project for Dr. Praeger's Sensible Foods. Larry knew that Greg has been very active in the beverage channel as well as the natural food category for many years and felt that he would bring his expertise to this new brand.

When looking at the beverage market as consumers, they all found that there was a serious need for a tonic like this and wanted to be the ones to bring it to market. Together, the four of them started concepting out this idea of an herbal clearing tonic and that is how Modern Alkeme was born.

Founders and Officers



Larry Praeger
CHIEF EXECUTIVE OFFICER



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CEO at Dr. Praeger's Sensible Foods, a nationally recognized natural foods company with 190+ employees. Majority investor in The Meatball Shop, a thriving New York City restaurant group and WellWell vital-hydration beverage that launched in the US Q1 2016.



Chloe Flower
HEAD OF PROMOTIONS

An accomplished composer, writer, producer and classical pianist. Associated acts include: Babyface, Céline Dion, Nas, Swizz Beatz, Salaam Remi and Timbaland. Consummate promoter and industry super-connector with 40K+ fans.



Julianne Wainstein
HEAD OF BRAND

Bravo's Real Housewives of New York City television star and health guru with over 80K fans. Her half-Japanese heritage inspired Modern Alkeme's foundation and elevated approach to clearing the body of unwanted toxins. Being the mother of two, this is critical for daily energy.



Greg Fleishman
CHIEF STRATEGY OFFICER

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Named one of Forbes Top Dealmakers & Influencers of 2016, Fleishman has launched over 1500 products across 17 food and beverage categories in the 'green space'. Currently, chairman and co-founder of Purely Righteous Brands, an advisory firm with a client roster that includes Bonafide Provisions, Chameleon Cold Brew, REBBL and GT's Kombucha. Previously, Suja Chief of Marketing & Strategy, CMO at Sambazon and CMO for Coca-Cola's FUZE & Energy portfolio

Would you like to connect with the Modern Alkeme's team? YES NO

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Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $800,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000
Maximum Raise Amount:	US $800,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Modern Alkeme has set an overall target minimum of US $300,000 for the round, Modern Alkeme must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Modern Alkeme's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds


If Minimum Amount Is Raised
Marketing & Promotions
SGA
Inventory

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If Maximum Amount Is Raised



● Marketing & Promotion   ● SGA   ● Inventory

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Modern Alkeme

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Modern Alkeme. Once Modern Alkeme accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Modern Alkeme in exchange for your securities. At that point, you will be a proud owner in Modern Alkeme.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Modern Alkeme has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Modern Alkeme does not plan to list these securities on a national exchange or another secondary market. At some point Modern Alkeme may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Modern Alkeme either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Modern Alkeme's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Modern Alkeme's Form C. The Form C includes important details about Modern Alkeme's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



MODERN ALKEME

CONFIDENTIALITY | AND PROPRIETARY INFORMATION

This presentation contains offering materials prepared solely by Modern Alkeme without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

MODERN ALKEME

INTRODUCING | DAILY DETOX BY MODERN ALKEME


DAILY DETOX
MODERN ALKEME
JAPANESE SUPERTONICS
Spicy Matcha
KEEP COLD
8FL OZ (236ml)
FEEL Spicy AND NEW
with medicinal Asian herbs and roots that may promote these bountiful benefits.
MATCHA
preps the body for detoxification
WAKAME
targets and gathers harmful metals
DANDELION
clears the body of unwanted toxins
REISHI
restores and reboots the immune system
8 64184 00020 7
CREATED & SHARED BY: MODERN ALKEME, LLC
PO BOX 335 NEW YORK, NY 10013
HITHERE@MODERNALKEME.COM

A modern day remix of an ancient Japanese detox
crafted to help free the body of unwanted toxins on a daily basis

- **Super easy**, no fasting, no regiments, just one bottle a day, whenever
- **Features tried-and-true ancient, medicinal Asian ingredients,** including trending botanicals like Reishi, Matcha, Wakame & Red Clover
- **Deliciously refreshing** blend of herbs, roots and flowers with an unforgettable hint of spicy
- **Organic & GMO-free ingredients** with only 9 grams of sugar and 35 calories per bottle
- **Merchandised in the refrigerated produce juice cooler** section as a premium functional wellness beverage, along with the likes of Naked Juice, POM Wonderful, Suja & Blue Print
- **8oz. single bottles and 6-packs**; retailing for $3.99/$23.99

3

MODERN ALKEME

HOW IT WORKS | 13 POTENT & PURPOSEFUL DETOXIFIERS

1 PREPS
the body for detoxing by stimulating blood flow
2 TARGETS
and gathers toxins
3 CLEARS
the body of unwanted toxins
4 RESTORES
rehydrates and boosts immune system
MATCHA
LEMON
GHOST PEPPER
GINGER
MONK FRUIT
REISHI MUSHROOM
WAKAME
COCONUT
SICKLEPOD
UVA URSI
DANDELION
HONEY
GINSENG
BURDOCK
RED CLOVER
Nutrition Facts
Serving Size 1 Bottle
Amount Per Serving
Calories 35
% Daily Value*
Total Fat 0g 0%
Sodium 10mg <1%
Total Carb 9g 2%
Sugars 9g
Protein 0g
Not a significant source of fat cal., sat. fat, trans fat, cholest., fiber, vitamin A, vitamin C, calcium and iron.
*Percent Daily Values are based on a 2,000 calorie diet.
INGREDIENTS: Water, Coconut Water*, Honey, Ginger Juice*, Lemon Juice*, Organic Fresh Brewed Herbal Blend* (Burdock Root*, Milk Thistle*, Red Clover*, Chamomile*, Uvi Ursi*, Dandelion*, Reishi Mushroom*, Sicklepod*, Wakame*), Coconut Vinegar*, Lemon Rind*, Japanese Matcha Tea*, Lemon Extract*, Ginger Extract*, GMO-Free Monk Fruit, Ghost Pepper*
*ORGANIC
NATURALLY GLUTEN & DAIRY FREE
BPA FREE
CA CRV 5¢
5¢ ME-HI-CT
MG OF HERBS IN TEA BLEND: 1700 MG. CONTAINS 20% JUICE.
SHAKE & ENJOY WITHIN 5 DAYS OF OPENING.

































Claims made about the ingredients' effects are based on management opinion and may not be non-scientific.

OPPORTUNITY | TOP 4 REASONS TO INVEST



Founder's reputation & network in the food and beverage sector to help secure vital partnerships with key gatekeepers in the industry



Founders experience in scaling brands and positioning them for sale



Promotional power of founders to earn attention in a cluttered marketplace



Product is 'in demand' and differentiated on the market today

5



COMPANY OVERVIEW

COMPANY | FOUNDERS AND TEAM

FOUNDERS ARE EXPERTS IN BEVERAGE, MANAGEMENT & PROMOTION



Larry Praeger
CHIEF EXECUTIVE OFFICER

CEO at Dr. Praeger's Sensible Foods, a nationally recognized natural foods company with 190+ employees. Majority investor in The Meatball Shop, a thriving New York City restaurant group and WellWell vital-hydration beverage that launched in the US Q1 2016.



Greg Fleishman
CHIEF STRATEGY OFFICER

Named one of Forbes Top Dealmakers & Influencers of 2016, Fleishman has launched over 1500 products across 17 food and beverage categories in the 'green space'. Currently, chairman and co-founder of Purely Righteous Brands, an advisory firm with a client roster that includes Bonafide Provisions, Chameleon Cold Brew, REBBL and GT's Kombucha. Previously, Suja Chief of Marketing & Strategy, CMO at Sambazon and CMO for Coca-Cola's FUZE & Energy portfolio



Jules Wainstein
HEAD OF BRAND

Bravo's Real Housewives of New York City television star and health guru with over 80K fans. Her half-Japanese heritage inspired Modern Alkeme's foundation and elevated approach to clearing the body of unwanted toxins. Being the mother of two, this is critical for daily energy.



Chloe Flower
HEAD OF PROMOTIONS

An accomplished composer, writer, producer and classical pianist. Associated acts include: Babyface, Cé line Dion, Nas, Swizz Beatz, Salaam Remi and Timbaland. Consummate promoter and industry super-connector with 40K+ fans.

COMPANY | KEY RELATIONSHIPS

SUPPLIERS



STARWEST BOTANICALS

Van Drunen Farms®

RFi FROM FIELD TO FORMULA

DMH ingredients™

Natures Flavors.com

BMT WEISER LLC

Suzanne's Specialties

Primal essence

A. Holliday & Company Inc.
SINCE 1975

KSIDRANE INC.
packaging solutions provider

PAIGE

DOCC
Distributors of Containers & Closures

CO-PACKER



nutrifresh

East coast's largest HPP co-manufacturing facility complete with a full-service warehouse with refrigerated and frozen storage and DTC services.

DISTRIBUTORS



unfi
DRIVEN BY NATURE

Largest distributor of natural and organic foods, specialty foods, and related products in the United States.

Rainforest DISTRIBUTION

Premier full-service direct sales distributor in Northeast, responsible for both sales and shipping.

BROKERS



Presence
PRESENCE MARKETING DYNAMIC PRESENCE

Largest independent natural and organic food broker helping brands go to market nationally.

10

MODERN ALKEME

COMPANY | MILESTONES



2015

- **SEPT** — Founded in NYC by 4 management, promotional and beverage veterans
- **NOV** — Sourced and secured ingredients through direct contract suppliers

2016

- **JAN** — Forged alliance with NutriFresh, largest HPP co-manufacturer in U.S.
- **MARCH** — Secured distribution with Rainforest, one of the largest DSD distributors in the NE
- **APRIL** — Authorized in WFM NE, WFM flagship region
- **JUNE** — Expanded team to include Brand Director to manage & execute day-to-day business operations

- **JULY** — Scored 5-minute segment on Bravo TVs Real Housewives of New York, with more than 2.2M viewers
- **AUG** — Saturating NE region with authorizations into key natural retailers, incl. Natural Grocers, Kings/ Balducci's, Fairway Market
- **SEPT** — Foray into ecommerce, with authorization into Jet.com
- **OCT** — Launched optimized package design into marketplace

- **DEC** — Added seasoned Vice President of Sales to team

2017

- **JAN** — Entered into brokerage alliance with Presence Marketing, one of the largest, most reputable brokers in the food arena.
- **FEB** — Authorized into largest e-grocer in NE, FreshDirect.
- **FEB** — Picked up by UNFI Midwest for expanded distribution
- **MARCH** — Authorized in WFM MDW

11



PRODUCTS & SERVICES

PRODUCTS | TRENDS AT PLAY

The stage is set:

- **Shift from sick care to preventative health care:** Consumers are starting to take more responsibility for their own health and are turning to food as medicine (NPR 2016 & FMI, 2016). Women in the US invest $125B against their nutrition, $40B against alternative medicine and only $25B against OTC drugs.

- **Health Hacking:** Shoppers are looking for exceptional health solutions that require minimal effort, driving demand for better-for-you, convenient wellness products in every category

- **Whole Foods named 'Wellness Tonics'** made with medicinal mushrooms and 'Japanese Food Beyond Sushi' as 2 of their Top 8 Food Trends for 2017 (WFM, Dec 2016)



MODERN ALKEME

PRODUCTS | VISION

Evolve from a one-SKU-wonder into complete line of Japanese SuperTonics™

- Modern-day remixes of ancient Japanese elixirs that help achieve wellness from within
- Featuring efficacious ancient, medicinal Asian ingredients
- Function-forward SKUs with unforgettable flavors, ranging from close in to cutting edge
- Made with organic ingredients whenever possible
- Calorie caps of < 35, and sugar conscious with < 9 grams


MODERN ALKEME™
CLEARING TONIC
MODERN ALKEME™
JAPANESE SUPERTONICS™

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.











MODERN ALKEME

PRODUCTS | INTRODUCING JAPANESE DETOX BY FLAVOR

DAILY DETOX
MODERN ALKEME
JAPANESE SUPERTONICS
Spicy Matcha
KEEP COLD
8FL OZ (236ml)
DAILY DETOX
MODERN ALKEME
JAPANESE SUPERTONICS
Watermelon Mint
KEEP COLD
8FL OZ (236ml)
DAILY DETOX
MODERN ALKEME
JAPANESE SUPERTONICS
Ginger Berry
KEEP COLD
8FL OZ (236ml)
DAILY DETOX
MODERN ALKEME
JAPANESE SUPERTONICS
Lemon Umami
10 cleansing botanicals
7 G SUGAR
30 CALORIES
KEEP COLD
8FL OZ (236ml)
DAILY DETOX
MODERN ALKEME
JAPANESE SUPERTONICS
Miso Veggie
10 cleansing botanicals
3 G SUGAR
25 CALORIES
KEEP COLD

PRODUCTS | FILLS A VOID IN THE CATEGORY VS. COMPETE

We aim to be the only RTD beverage to bring Japanese 'food as medicine' to the beverage cooler, starting with a detox line.



	JAPANESE SUPERTONICS (MODERN ALKEME)	SUPER HERB ELIXIRS (REBBL)	COLD-PRESSED JUICES (evolution FRESH)	REJUVENATING JUICES (suja)	WELLNESS TEAS (Traditional Medicinals)	MADE-IN-HOUSE SMOOTHIES (the Juice bar)	SUPPLEMENTS (Renew Life)
Function or Flavor First	Function	Flavor	Flavor	Flavor+Flavor	Function	Flavor	Function
Cost Per Serving	3.99	3.99	3.99	$3.99-$7.99	$5.49 Box	$7.99-$9.99	$35 Bottle
Base Ingredient	Tea/ Asian Herbs	Coconut Milk/ Herbs	Fruit/Veg	Fruit/Veg	Tea/Herbs	Fruit/Veg	Veg/Herb Capsules
Taste	Light & Herbal	Creamy & Decedent	Thick & Fruity	Light & Fruity	Light & Herbal	Full-bodied Fruity & Decedent	No Taste Experience
Organic & GMO-Free	most	✔	some	✔	✔	✗	✗
Calories & Sugar	10 - 35 cals 3 - 9g sugar	120 - 150 cals 9 - 15g sugar	35 - 200 cals 6 - 50g sugar	35 - 170 cal 4 - 17g sugars	---	----	----
Claim to Credibility	Mostly Asian ingredients & based on tried & true elixirs	Feature ingredient known for functional benefits	------	------	FDA approved	------	FDA approved
	DIRECT				INDIRECT		

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



MARKET DYNAMICS

MODERN ALKEME

MARKET DYNAMICS | KEY PERSONAS



GILLIAN CRUISE AKA 'GO GO GILLY'

- **Segment:** Laptops and Lattes
- **Age:** 35, spirit age 26 or 88
- **Occupation**: Senior Account Executive at The Brandy Agency where you always have to be on, even when you're off
- **Status:** Single & down to mingle, but only if there is crystal clear potential
- **Lives**: Williamsburg, NY with her roommate
- **Routine:** Hits the gym at 6am everyday to get her Spin on, at the office by 8 until 8. Grabs takeout from her favorite Korean joint on her way home, and if she has energy, tries to do yoga once or twice a week. Texts her mom at least 6 times a day
- **Shops**: Gilt and second-hand boutiques for designer clothes, Whole Foods, Blue Apron, local mom & pops for food & Amazon for pretty much everything else
- **Loyal To**: Lush, Cosmo, The Skimm, NPR, Apple, her hairdresser and HBO's hottest hit TV series



TIM STREET AKA 'THE FAMILY GUY'

- **Segment:** Urban Chic
- **Age:** 41
- **Occupation**: Senior Manager of New Business Ventures at Viver, Do-It-All Dad
- **Status:** Taken, period. For 15 years.
- **Lives**: Just outside of San Francisco
- **Routine:** Home for a delicious, home-cooked dinner on the dot, then bed-time books with little Brooke followed by a nice glass of wine with the wife from their recent weekend getaway to Sonoma, then off to bed. Big day tomorrow.
- **Shops**: Quick store trips to Whole Foods, Amazon for you name it, Honest Company for baby stuff
- **Loyal To**: Learns about what's new and next from his wife, friends/co-workers and the New York Times. He and his wife, Hailey, love to try these new things out together & cheer each other on, including new health fads, workouts, hobbies and city hotspots



HOLLIE CAPUTO AKA 'FITNESS FANATIC'

- **Segment:** Savvy Suburbanites
- **Age: 45**
- **Occupation**: Stay-at-home mom of two teens with marketing consulting side biz (and a Masters in Journalism from Northwestern, the top-rated Journalism School in the States)
- **Status:** Second marriage with the love of her life
- **Lives**: Gated neighborhood in the suburbs of Chicago
- **Routine:** Coffee and green smoothie with the hubs in the morning, followed by making mango-nut yogurts for the girls, and once the house is hers, it's workout time. Yoga Mondays, Wednesdays and Saturdays and weights, running or speed walking Lake Michigan to soak in the city scenery on off days. She lunches with the ladies about twice a week and always cooks up fabulous of organic, healthy meals for her family.
- **Shops**: Lulu Lemon, Fabletics, Nordstrom, Whole Foods, Farmer's Markets when in season & Costco for sure
- **Loyal To**: Her body, health and yoga teacher, NPR too

19



MARKETING & SALES STRATEGY

MODERN ALKEME

MARKETING & SALES | HIGH LEVEL APPROACH

To achieve revenue targets upwards of $30M, we'll employ these strategies:

Sales

- Test, learn and win in NYC for retailer case study
- Saturate total US natural channel first to win with early adopters, focusing on accounts with centralized buying to get product pulled through distributors
- Expand to target rich conventional grocery distribution that focuses on key major metros
- Incubate in Costco LA & NE divisions

Marketing

- Activate & target high indexing doors
- Focus on in-store activity vs. out-of-store (70% of purchase decisions are made at shelf)
- Secondary focus on WOM initiatives, such as earned media and influencer programming



wellwell
KEVITA

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

MODERN ALKEME

MARKETING & SALES | GROWTH PLAN

SALES

2018 | $185K
150 stores
1 SKU
6 Turns

- WFM NE (33 stores)
- WFM MDW (53 stores)
- Fresh Thyme (70 stores)
- Fresh Direct (largest grocery etailer)

2019 | $1M
1000 stores
4 SKUs
16 Turns (4 ea.)

- WFM National (+400 stores)
- Sprouts National (420 stores)
- Fresh Market (180 stores)
- Earth Fare (40 stores)

2020 | $2.8M
2000 stores
4 SKUs
24 Turns (6 ea.)

- INFRA National (325 stores/225 retailers)
- NCG National (200 stores/150 co-ops)
- Natural Grocers National (180 stores)
- Wellness Specialty Channels (600 outlets)
- Etailer Entries - Amazon & DTC (turns)

2021 | $8.2M
5000 stores
5 SKUs
30 Turns (6 ea.)

- Kroger Nationally (2800 stores)
- Safeway Nationally (2500 stores)
- Costco Incubators (LA/NE - 30 stores)

2022 | $20.5M
7000 stores
6 SKUs
36 Turns (6 ea.)

- Costco Nationally (3000 stores)

MKTG

BRAND BUILDING
- Evolve brand into Japanese Supertonics + extend across all touchpoints
- Launch new skus, each with USP and identity
- Curate credibility content (reviews, videos, testimonials)
- Research and development
- Package design
- Sales deck and materials

MAINTENANCE MKTG
- National PR during high season times
- Targeted brand building digital ads to current custs. to reinforce loyalty & keep product top of mind
- Social storytelling/engagement & Influencer mktg
- Attend (2) trade events (expos or staff summits)
- Aggressive trade promos during high season and aspirational/Edu. POS during promo down times
- Light demos (1x Top 10 stores in region per month)
- Mini Seasonal Swag for Top 10 Stores & Key Partners

NEW CHAIN/LOCATION MKTG
- Local PR push targeted top 3 media outlets in area
- Targeted lead gen. digital ads to potential custs. to about brand/product benefits & availability to drive traffic to stores
- Aggressive trade promotions during high season
- Aspirational/Edu. POS during promo down times to command continued and constant attention at shelf
- Heavy demos (3x Top 10 stores per month)
- Big Brand Swag for staff in top 20 stores (hats/shirts/pins)

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

MARKETING & SALES | PROMOTIONAL POWER

MODERN ALKEME

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MODERN ALKEME
DAILY DETOX

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Spicy
MODERN ALKEME

MARKETING & SALES | CELEBRITY ENDORSEMENTS





sanaalathan Following
1,391 posts 3.1m followers 472 following
Sanaa Lathan Twitter: @justsanaa. SanaaLathanFoundation.org heyitsbrownsuga #ShotsFired http://fox.tv/WatchShotsFired
sanaalathanfoundation.org









shaymitchell Following
4,874 posts 18.3m followers 909 following
Shay Mitchell Live. Love. Laugh Snapchat officialshaym Twitter @shaymitch FB officialshaymitchell YouTube shaymitchell
m.youtube.com/watch?v=nzA-htgREjc





unclerush Follow
8,977 posts 1m followers 635 following
Russell Simmons Download the @TantrisYoga App. Link below.
appsto.re/us/r940fb.i





MODERN
Spicy

theannalynnemc... Following
1,208 posts 336k followers 299 following
AnnaLynne McCord Actress | Human Rights Activist | President @together1heart | Producer/Writer | Creator/Host #truththeshow on @smiletime | Ambassador @NOMOREorg Facebook.com/Comcast

questlove Following
5,166 posts 1m followers 5,097 following
Questlove Gomez .....& when things get for real my warm heart turns...... www.questlove.com



FINANCIALS



MODERN ALKEME

FINANCIALS | EXIT STRATEGY

Plan for exit within the next 3 to 5 years contingent upon maximizing strategic value, market penetration, and sales by one of the following:

Public Offering IPO	Acquisition	Strategic Partnerships and/or additional investment	Acquisition
Annie's, Inc Initial public offering: 2012 IPO valued Annie's at $316 million (2.3X sale)	**So Delicious** Sold: 2014 to WhiteWave Foods for $195 million (3X gross sales)	**Suja Juice** Sold: 30% stake to Coca-Cola for $90 million (4X gross sales)	**Kevita** Sold: 2017 for undisclosed sum, Forbes estimates sale at $500 million (~5X gross sales)









This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THANK YOU



EXHIBIT E
Video Transcript